Exhibit 99.55

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

The following is Management’s Discussion and Analysis (“MD&A”) of the consolidated financial condition and results of operations of Midas Gold Corp. (“Midas Gold” or the “Corporation”) for the quarter ended March 31, 2020. This MD&A should be read in conjunction with Midas Gold’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2020 prepared in accordance with International Financial Reporting Standards (“IFRS”) and the MD&A of Midas Gold for the year ended December 31, 2019. Additional corporate information, including Midas Gold’s most recent Annual Information Form (“AIF”) and other continuous disclosure documents can be accessed through the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and the Corporation’s website at www.midasgoldcorp.com.

To the extent applicable, updated information contained in this MD&A supersedes older information contained in previously filed continuous disclosure documents. Information contained on the Corporation’s website that is not incorporated by reference does not form part of this MD&A. This MD&A contains forward-looking statements that are based on certain estimates and assumptions and involve risks and uncertainties. Actual results may vary materially from management’s expectations. See the “Forward-Looking Statements” and “Risks and Uncertainties” sections in this MD&A for further information. All “$” dollars in this MD&A are United States Dollars, unless specifically stated as “C$” which are Canadian Dollars.

The information in this MD&A is provided as at May 12, 2020.

OVERVIEW

Midas Gold was incorporated on February 22, 2011 under the Business Corporations Act of British Columbia. The Corporation was organized to locate, acquire and develop mineral properties located principally in the Stibnite – Yellow Pine mining district in Valley County, Idaho (the “District”). The Corporation’s common shares trade on the Toronto Stock Exchange (“TSX”). The corporate office of Midas Gold is located at 890 - 999 West Hastings St, Vancouver, BC, V6C 2W2, Canada.

QUARTER HIGHLIGHTS

On January 27, 2020, the Corporation announced the United States Forest Service (“USFS”) and other regulators working on the Stibnite Gold Project (“Project”) had, following internal reviews, identified a number of recommended improvements to the draft environmental impact statement (“Draft EIS”) that is being prepared by the USFS as the lead agency. These recommended improvements to the Draft EIS would ultimately support a complete Record of Decision (“ROD”) at the conclusion of the permitting process. Subsequent to quarter end, on April 1, 2020, the USFS and other regulators working on the Project released an updated permitting schedule and committed to releasing the Draft EIS for public review in Q3, 2020. The USFS also pledged to provide additional resources to undertake the final review and release of the Draft EIS.

On March 17, 2020, the Corporation announced that it had completed a financing for gross proceeds of US$35.0 million (C$47.6 million), with proceeds to be used for continued work on the Stibnite Gold Project and for general working capital purposes. The financing was completed with Paulson & Co. Inc. (“Paulson”), on behalf of the several investment funds and accounts managed by Paulson, whereby Paulson purchased Canadian dollar denominated 0.05% senior unsecured convertible notes (the “2020 Notes”) issued by a wholly-owned subsidiary of the Corporation on a private placement basis. The 2020 Notes are convertible into common shares of the Corporation at a price of C$0.4655. Aside from the conversion price, the 2020 Notes have identical features to convertible notes issued on March 17, 2016 (the “2016 Notes” and collectively the “Convertible Notes”) which bear interest at a rate of 0.05% per annum, payable annually in cash or common shares (at the Corporation’s election) or added to the principal and payable on maturity. The 2016 Notes are convertible into common shares of the Corporation at a price of C$0.3541. In accordance with TSX regulations, the 2020 Notes would have required shareholder approval, however the Corporation applied to the Toronto Stock Exchange (“TSX”) for a “financial hardship” exemption under Section 604(e) of the TSX Company Manual. The application was authorised by the independent members of the board of directors on the basis of their determination that the Corporation would have been in a serious financial difficulty without the issuance of the 2020 Notes and with the issuance of the 2020 Notes the Corporation’s financial situation would be significantly improved. As a consequence of relying upon the financial hardship exemption, the Corporation was subjected to a remedial de-listing review by the TSX, which is normal practice when a listed Company seeks to rely on this exemption. Subsequent to the end of the quarter, on April 14, 2020, the TSX advised the Corporation that it had completed its remedial de-listing review and has determined that the Corporation has met the requirements for continued listing.

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FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”).

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects", “estimates”, “intends”, “anticipates”, “determine” or “believes”, or variations or the negative of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

With respect to forward-looking information contained herein, the Corporation has applied several material factors or assumptions including, but not limited to, certain assumptions as to production rates, operating cost, recovery and metal costs; that any additional financing needed will be available on reasonable terms; the exchange rates for the U.S. and Canadian currencies will be consistent with the Corporation's expectations; that the current exploration, development, environmental and other objectives concerning the Project can be achieved and that the Corporation's other corporate activities will proceed as expected; that the current price and demand for gold and other metals will be sustained or will improve; that general business and economic conditions will not change in a materially adverse manner and that all necessary governmental approvals for the planned exploration, development and environmental protection activities on the Project will be obtained in a timely manner and on acceptable terms; and the continuity of economic and political conditions and operations of the Corporation.

The forward-looking information contained herein is subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by such forward-looking information. In addition to those discussed in the Corporation's public disclosure record, such risks and other factors include, among others, the risks and uncertainties set out under the heading “Risks and Uncertainties” in this MD&A.

Although the Corporation has attempted to identify important factors that could affect the Corporation and may cause actual actions, events or results to differ materially from those described in the forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on such forward- looking information. Except as required by law, Midas Gold does not assume any obligation to release publicly any revisions to forward-looking information contained in this MD&A to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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2020 OUTLOOK AND GOALS

During 2020, Midas Gold’s objectives continue to be to advance the permitting process for the Stibnite Gold Project under the National Environmental Protection Act (“NEPA”) and, in parallel, to advance the technical work and studies needed to support the completion of a feasibility study for the Project. In conjunction with the foregoing, Midas Gold will continue to engage and consult with regulators, communities, tribes and other stakeholders to the best of its ability in respect of the concepts for the Project set out in the Plan of Restoration and Operations (“PRO”) in order to ensure that plans for the restoration and redevelopment of the Project addresses concerns and issues to the extent environmentally, technically and commercially feasible. As part of this ongoing process, Midas Gold submitted a modified version of the PRO to the regulators in Q2/19 which incorporated a number of refinements to the original PRO that are designed to reduce footprint and improve environmental outcomes and enhance habitat. This modified PRO is being considered alongside other alternatives being assessed by the regulators under NEPA. Currently, the next milestone for the Project is the publication of the Draft EIS, which is anticipated to occur in 2020, followed by a public comment period and, subsequently, the publication of a final EIS and a feasibility study for the Project. The extended permitting schedule related to delays announced in 2018, 2019 and early 2020, has provided Midas Gold the opportunity to undertake certain value engineering exercises and, where appropriate, to include the results of such evaluations in the planned feasibility study. As part of this Project optimization process, Midas Gold’s personnel and its consultants are working to optimize various aspects of the Project, including mine planning, scheduling and stockpiling, plant layout and water management strategies.

The Corporation continues to balance the timing and prioritization of expenditures with the intention of delivering the Corporation’s major objectives in a timely and cost-effective manner.

RESULTS OF OPERATIONS

Net Loss and Comprehensive Loss

	Three Months Ended
	Mar 31, 2020	Mar 31, 2019
EXPENSES
Consulting	$7,523	$-
Corporate salaries and benefits	182,706	202,797
Depreciation	75,423	66,505
Directors’ fees	43,309	28,949
Exploration and evaluation	5,492,048	5,590,654
Office and administrative	27,166	61,520
Professional fees	7,085	62,927
Share based compensation	551,245	768,878
Shareholder and regulatory	96,529	110,172
Travel and related costs	26,449	34,142
OPERATING LOSS	$6,509,483	$6,926,544

OTHER (INCOME) EXPENSES
Change in fair value of warrant derivative	$(154,844)	$(168,996)
Change in fair value of Convertible Note Derivative	(859,945)	(8,408,769)
Finance costs	1,089,592	649,328
Foreign exchange (gain)/loss	(5,906,514)	1,181,697
Interest income	(82,366)	(156,450)
Total other income	$(5,914,077)	$(6,903,190)

NET LOSS AND COMPREHENSIVE LOSS	$595,406	$23,354

Net loss and comprehensive loss for Midas Gold for the three-month period ending March 31, 2020 was $0.6 million compared to nil for the corresponding period of 2019. This $0.6 million change for the three months was primarily attributable to a $7.5 million decrease in non-cash gains related to the change in the fair value of the Convertible Note Derivatives and a $0.4 million increase in finance costs, offset by a $7.1 million increase in foreign exchange gains, a $0.2 million decrease in stock-based compensation and a $0.1 million decrease in exploration and evaluation expenses as compared to the prior period. As noted above, for the three months ended March 31, 2020, the Corporation’s main focus was the continued evaluation and advancement of the Stibnite Gold Project. An analysis of each line item follows.

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Consulting

This expense relates to consulting services provided to the Corporation that do not relate to the exploration and evaluation of the Stibnite Gold Project. The expense for the current quarter is consistent with the comparable period in 2019.

Corporate Salaries and Benefits

This expense results from salaries and benefits of the employees that are not directly related to the exploration and evaluation of the Stibnite Gold Project, primarily Canadian corporate employees. Salaries and benefits for the quarter ended March 31, 2020 were consistent with the comparable period in 2019.

Depreciation

This expense relates to the depreciation of the Corporation’s building and equipment. The expense for the current quarter is consistent with the comparable period in the previous year.

Directors’ Fees

Each of the Corporation’s non-executive directors is entitled to annual base fees paid in quarterly installments, with the Chair of the Board, Chairs of Board Committees and Members of Board Committees receiving additional fees commensurate with each role. This expense for the current quarter is higher than the comparable quarter in the previous year due to one additional paid director during the quarter as well as payments related to Special Committee fees.

Exploration and Evaluation

This expense relates to all exploration and evaluation expenditures related to the Stibnite Gold Project, including labour, drilling, field office costs, engineering, permitting, environmental and sustainability costs. This expense decreased slightly by $0.1 million as compared to the same period in 2019, primarily due to a decrease in engineering partially offset by increases in permitting and environmental and reclamation. Additional details of expenditures incurred are as follows:

	Three Months Ended
	March 31, 2020	March 31, 2019
Exploration and Evaluation Expenditures
Consulting and labour cost	$1,193,677	$1,135,672
Field office and drilling support	323,495	390,321
Engineering	245,411	889,833
Permitting	3,072,040	2,698,923
Environmental and reclamation	141,888	-
Legal and sustainability	515,537	475,905
Exploration and Evaluation Expense	$5,492,048	$5,590,654

Office and Administrative

This expense is predominantly the maintenance of an office in Vancouver, BC and insurance policies for both the Vancouver and US offices. The costs for the quarter ended March 31, 2020 are lower than the comparative period in the prior year primarily due to a reclass in costs during the quarter.

Professional Fees

This expense relates to the legal and accounting costs of the Corporation. The costs for the quarter ended March 31, 2020 are lower than the comparative period in the prior year primarily due to a reclass in costs during the quarter.

Share Based Compensation

This expense is due to the compensation of directors, officers, employees and consultants that are share based. This expense for the current quarter is $0.2 million less than the comparative period in 2019 due to 0.5 million fewer options granted during Q1 2020 and a decrease in stock price over the previous quarter. The fair value of options granted is estimated at the time of the grant using the Black-Scholes option pricing model which uses various assumptions that are outlined in the Corporation’s condensed consolidated interim financial statements for the quarter ended March 31, 2020.

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Shareholder and Regulatory

This expense is associated with marketing, licenses and fees, and shareholder communications. The expense for the current quarter is consistent with the comparative period from the prior year.

Travel and Related Costs

This expense is a result of travel and meal costs of the Corporation’s directors, officers, employees and consultants whilst undertaking business on behalf of the Corporation. The expense for the current quarter is comparable to the same quarter in the previous year.

Change in Fair Value of Warrant Derivative

The Corporation has issued warrants and finder’s options in various financing transaction since 2013, all with exercise prices denominated in Canadian dollars. The Corporation determined that warrants and finder’s options with an exercise price denominated in a currency that is different from the entity’s functional currency should be classified as a derivative and carried at their fair value. Any changes in their fair value from period to period have been recorded as a gain or loss in the consolidated statement of net loss and comprehensive loss. There are no circumstances under which Midas Gold will be required to pay cash upon exercise or expiry of the warrants or finder’s options (see Note 4 in the Financial Statements).

Change in Fair Value of Convertible Note Derivatives

The Corporation issued unsecured Convertible Notes with an interest rate of 0.05% per annum in March 2016 and March 2020 with an exercise price denominated in Canadian dollars. The Corporation determined that the Convertible Notes with an exercise price denominated in a currency that is different from the entity’s functional currency should be classified as a derivative and carried at their fair value. Any changes in their fair value from inception to balance date have been recorded as a gain or loss in the consolidated statement of net loss and comprehensive loss. The Convertible Note Derivatives are valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes (see Note 6 in the Financial Statements).

Finance Costs

Finance costs for the Corporation include accretion and interest expense related to the Convertible Notes described above, transaction costs related to the 2020 Notes issued in March 2020 and interest expense on lease liabilities. These costs are higher than the comparable period in the previous year primarily due to the transaction costs on newly issued 2020 Notes and compounding interest on the principle balance of the 2016 Notes.

Foreign Exchange

This gain is a result of the translation of the Corporation’s Canadian dollar denominated balances as at March 31, 2020, primarily on the Convertible Notes and the Convertible Note Derivatives. The Corporation experienced a foreign exchange gain in the current quarter as compared to the comparative quarter in the prior year due to the change in the value of the Canadian dollar compared to the US dollar.

Interest Income

This income results from interest received on the Corporation’s cash balances. Interest income is lower in the current quarter compared to the comparative period in the prior year as a result of lower average cash balances.

Balance Sheet

An analysis of the March 31, 2020 and December 31, 2019 balance sheets of the Corporation follows.

Total Assets

Total assets increased during the three months ended March 31, 2020 from $90.5 million to $118.1 million primarily as a result of cash received upon issuance of the 2020 Notes during March, partially offset by cash used in operations to fund the Stibnite Gold Project.

Equity

Equity increased during the three months ended March 31, 2020 from $32.7 million to $32.8 million primarily as a result of stock options issued under the Corporation’s Stock Option Plan and the exercise of options during the quarter, partially offset by the net loss for the current quarter.

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Total Liabilities

Total liabilities increased during the three months ended March 31, 2020 from $57.8 million to $85.3 million, primarily as a result of the issuance of the 2020 Notes during March and a change in fair value of the Convertible Note Derivatives. The Convertible Note Derivatives are valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes (see Note 6 in the Financial Statements).

Cash Flows

Midas Gold’s net change in cash and cash equivalents for the three months ended March 31, 2020 was an inflow of $27.9 million (2019 – $5.3 million outflow). The inflows from financing and investing activities during the quarter were partially offset by outflows from operating activities.

For the three months ended March 31, 2020, operating cash outflows were $6.9 million (2019 - $5.7 million), investing cash inflows were $0.1 million (2019 - $0.1 million) and financing cash inflows were $34.8 million (2019 - $0.2 million).

QUARTERLY RESULTS

The net income/(loss) and comprehensive income/(loss) of Midas Gold for the previous eight calendar quarterly periods is tabulated below.

	Revenue	Net Income/(Loss) & Comprehensive Income/(Loss)	Basic & Diluted Income/(Loss) per Share	Total Assets	Long Term Liabilities	Cash Dividend
Quarter Ended	$	$	$	$	$	$
March 31, 2020	-	(595,406)	0.00	118,146,070	81,879,541	-
December 31, 2019	-	(11,509,323)	(0.03)	90,504,860	53,080,148	-
September 30, 2019	-	(5,118,799)	(0.02)	98,296,817	50,494,157	-
June 30, 2019	-	5,351,590	0.02	105,180,331	53,399,620	-
March 31, 2019	-	(23,354)	0.00	96,818,816	65,508,948	-
December 31, 2018	-	(5,995,672)	(0.03)	101,950,530	71,913,460	-
September 30, 2018	-	(3,092,514)	(0.01)	109,212,038	73,472,963	-
June 30, 2018	-	(7,871,484)	(0.04)	115,434,602	76,695,238	-

The Corporation has had relatively consistent operating losses over the past eight quarters, with net income during Q2 of 2019. The most significant variances to the net income/(loss) and comprehensive income/(loss) are the change in the fair value of the warrant derivative, the Convertible Note Derivatives and foreign exchange fluctuations on the Convertible Notes and Convertible Note Derivatives. Exploration and evaluation expenditures create variances dependent on the nature of the work that is being completed in each quarter. The long-term liabilities includes the Convertible Note Derivatives, which are valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes (see Note 6 in the Financial Statements).

CAPITAL RESOURCES AND LIQUIDITY

Capital resources of Midas Gold consist primarily of cash and liquid short-term investments. As at March 31, 2020, Midas Gold had cash and equivalents totaling approximately $45.4 million, approximately $0.7 million in other current assets and $3.1 million in trade and other payables.

With its current capital resources, Midas Gold has sufficient funds to continue to advance the Stibnite Gold Project towards completion of a feasibility study and to continue to advance the regulatory process related to permitting for mine development. During 2020 and beyond, Midas Gold plans to:

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•	Continue engaging with Project stakeholders to provide those stakeholders with the opportunity for better understanding of the Project concepts and to provide a forum for such stakeholders to provide further input into the Project, possible options and alternatives;
•	Continue to collect environmental baseline data in support of the ongoing regulatory processes related to permitting for site restoration and redevelopment of the Project;
•	Continue to advance the Project towards completion of a Feasibility Study;
•	Continue to advance the regulatory process for the restoration and redevelopment of the Project, including the repair of legacy impacts and operation of a modern mining and processing facility that would provide a social and economic benefit to the local community and restoration of the Project site.

Midas Gold has a current liability of $0.1 million related to the warrant derivative. There are no circumstances under which Midas Gold will be required to pay any cash upon exercise or expiry of the warrants (see Note 4 in the Interim Financial Statements).

Midas Gold has long term liabilities of $81.7 million related to the Convertible Notes and the related embedded derivatives. The Convertible Note derivatives are valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash related to the $39.7 million Convertible Note Derivatives upon conversion of the Convertible Notes (see Notes 5 and 6 in the Interim Financial Statements).

Midas Gold does not anticipate the payment of dividends in the foreseeable future.

It is management’s opinion, based on the Corporation’s current capital resources and liquidity, that the Corporation will have sufficient assets to discharge its liabilities as they become due, to continue to advance the Stibnite Gold Project through 2020 and beyond, and to meet its administrative and overhead requirements for more than a year.

Contractual Obligations

Mining Claim Assessments

The Corporation currently holds mining claims on which it has an annual assessment obligation of $250,470 to maintain the claims in good standing. The Corporation is committed to these payments indefinitely. Related to the Mining Claim Assessments is a $335,000 bond related to the Corporation’s exploration activities.

Stibnite Foundation

Upon formation of the Stibnite Foundation on February 26, 2019, the Corporation became contractually liable for certain future payments to the Foundation based on several triggering events, including receipt of a positive Record of Decision issued by the US Forest Service, receipt of all permits and approvals necessary for commencement of construction, commencement of construction, commencement of commercial production, and commencement of the final reclamation phase. These payments could begin as early as Q3 2021 based on the current permitting schedule and range from $0.1 million to $1 million (upon commencement of final reclamation phase) in cash and 1.5 million in shares. During commercial production, the Corporation will make payments to the Stibnite Foundation equal to 1% of Total Comprehensive Income less debt repayments or a minimum of $0.5 million.

Option Payments on Mining Claims

The Corporation is obligated to make option payments on mineral claims comprising the Cinnabar prospect in order to maintain an option to purchase to obtain title to these claims. As at March 31, 2020, the remaining option payments due on the Cinnabar property are $80,000, which will be paid over the next two years. The agreement includes an option to extend up to 20 years.

OFF BALANCE SHEET ARRANGEMENTS

The Corporation has no off balance sheet arrangements as of March 31, 2020 and the date of this MD&A.

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RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

During the quarters ended March 31, 2020 and 2019, compensation of directors and officers and other key management personnel who have the authority and responsibility for planning, directing and controlling the activities of the Corporation was:

	March 31, 2020	March 31, 2019
Salaries and benefits	$197,491	$184,266
Share based compensation	102,725	205,114
	$300,216	$389,380

No post-employment benefits, termination benefits, or other long-term benefits were paid to or recorded for key management personnel during the three-month periods ended March 31, 2020 and 2019.

Upon the issuance of the 2016 Notes, of which Paulson & Co., Inc. (“Paulson”) participated, the Corporation entered an Investor Rights Agreement (“IRA”) with Paulson. The IRA entitles Paulson to nominate two directors to the Corporation’s Board of Directors through the period to which Paulson maintains a fully diluted ownership of more than 20%. Paulson was the sole participant of the 2020 Notes. If all notes were converted, Paulson would hold 209,357,324 shares of the Corporation.

MINERAL PROPERTIES

Stibnite Gold Project

The Corporation and its subsidiaries’ property holdings at the Stibnite Gold Project are comprised of a contiguous package of unpatented federal lode claims, unpatented federal mill site claims, patented federal lode claims and patented mill site claims. As of March 31, 2020, this land position encompassed approximately 11,548 hectares held in 1,518 unpatented lode and mill site claims and patented land holdings. The Corporation acquired these rights under The 1872 Mining Law through a combination of transactions and staking and holds a portion under an option agreement. Bureau of Land Management claim rental payments and county filings are current as of the date of this filing, and the claims are all held in good standing. Normal maintenance and upkeep of the Project infrastructure continued during the reporting period.

Permitting for Development

On December 13, 2016, the USFS reported that it had determined that the Plan of Restoration and Operations (“PRO”) filed by Midas Gold Idaho, Inc. (“MGII”) on September 21, 2016 for the restoration, re-development and operation of the Stibnite Gold Project in Valley County, Idaho met the requirements for a plan of operations under USFS regulations allowing the USFS to commence the formal review of the Project under NEPA. The USFS completed public scoping under NEPA during the third quarter of 2017 and the regulatory and cooperating agencies are conducting reviews of the information provided by Midas Gold in its plan of restoration and operations and analyses of alternatives as required under NEPA. The NEPA review is being undertaken in a coordinated process by a total of seven federal, state and local agencies under a memorandum of understanding entered into in September 2017. The NEPA process is ongoing and the most recent U.S.D.A. Forest Service Schedule of Proposed Actions released on April 1, 2020 subsequent to the end of this reporting period lists a date of August 2020 for the release of the Draft Environmental Impact Statement.

District Exploration

No drilling was completed during the reporting period. Other activities continued with efforts directed at updating geological, alteration and structural modelling of the mineral resources to support value engineering design, metallurgical programs and environmental studies for the Feasibility Study and permitting.

Environmental and Other Matters Pertaining to the Stibnite Gold Project

The Project is located in a historic mining district with extensive and widespread exploration and mining activity, and related environmental effects, spanning nearly 100 years from the early 1900s until today. Actions by prior operators and government agencies have addressed some of the historic environmental issues, but extensive disturbance and adverse environmental impacts remain.

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For additional disclosure on Environmental and Other Matters refer to the Corporation’s Annual Information Form for the years ending on December 31, 2019 and December 31, 2018, the prospectus dated June 30, 2011, the short form prospectus dated March 8, 2012 and the preliminary and final shelf prospectus dated March 12, 2019 and April 4, 2019, respectively. The Corporation is, and in future will continue to be, subject to federal, state and local statutes, rules and regulations related to, among other things, environmental protection, site access and construction activities. The environmental effects, if any, of current and future activities will be monitored and, where appropriate, mitigated, reclaimed and restored by the Corporation’s subsidiaries.

A number of environmental studies and regulatory investigations in the District identified numerous areas of potential environmental degradation related to past mining. In the past, regulatory actions under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the Resource Conservation and Recovery Act (“RCRA”), and state law have been taken by the EPA, the USFS and the IDEQ against historic mining operators. All of these regulatory activities and related clean-up programs pre-date any ownership or activity by the Corporation’s subsidiaries and neither the Corporation nor its subsidiaries have ever operated on the site. Prior to its acquisitions in the District, the Corporation’s subsidiaries conducted all appropriate inquiries into the previous ownership and uses of the site The appropriate inquiries were comprised of formal assessments of the properties encompassing the Project in order to maintain landowner liability protection as a bona fide prospective purchaser under CERCLA stemming from the presence of contamination to which they have not contributed. The Corporation’s subsidiaries continue to discharge their continuing CERCLA obligations in the District in order to maintain their landowner liability protection. The Corporation itself has never had any direct ownership in the mineral properties comprising the Project.

Consent Decrees under CERCLA

Several of the patented lode and mill site claims acquired by subsidiaries of Midas Gold in the areas of the West End mill site claims previously used for processing operations are subject to a consent decree, which covers certain environmental liability and remediation responsibilities with respect to such claims. The consent decree provides the regulatory agencies (that were party to the agreement) access and the right to conduct remediation activities under their respective CERCLA and RCRA authorities as necessary and to prevent the release or potential release of hazardous substances. The consent decree also requires that heirs, successors and assigns refrain from activities that would interfere with or adversely affect the integrity of any remedial measures implemented by government agencies. Several of the patented claims in the Hangar Flats and Yellow Pine properties acquired by subsidiaries of Midas Gold are also subject to a consent decree between the previous owner of those claims and the United States, which imposes certain obligations on that previous owner, including that the previous owner will cooperate with the EPA and USFS in those agencies’ efforts to secure any government controls necessary to implement response activities.

On June 6, 2019, the Corporation announced that it and its subsidiaries were advised by the Nez Perce Tribe that it intended to initiate legal action against the Corporation and its subsidiaries related to water quality impacts due to historical mining activity prior to Midas Gold's and its subsidiaries involvement with the site. The Tribe subsequently filed the legal action in the U.S. District Court of Idaho on August 8, 2019 and the Corporation is defending against the litigation.

Neither Midas Gold nor its subsidiaries caused the current water quality issues at the site. Neither Midas Gold nor its subsidiaries have ever conducted any mining operations at site and therefore have no control or responsibility for any pollutant discharges on the site. The Corporation's subsidiaries’ actions on the Project site have been limited to studying current mineral resource potential and environmental conditions in the Stibnite Mining District, evaluating the optimal solutions for remediation and restoration and presenting those solutions to the governmental agencies with appropriate regulatory authority as part of an integrated redevelopment plan for the site. Midas Gold’s subsidiaries have routinely and continually communicated with environmental regulators on the issue of the site's water quality. The Corporation’s subsidiaries have regularly reported to the federal and state regulators current information on the condition of surface and groundwater and are working closely with the IDEQ and the EPA to gain permission to take further action and learn more about the specific causes of degraded water quality.

Plans for the Environmental Issues

The Corporation expects that issues related to existing environmental concern will be addressed as part of the currently ongoing permitting process for future mining operations. For the past two years, The Corporation’s subsidiary, Midas Gold Idaho, Inc. has been working with regulators to develop a framework under CERCLA to address historical legacy impacts at the site. MGII is proposing some cleanup actions that, upon approval, could take place as early as this year that are designed to immediately improve water quality in a number of areas on the site while longer-term actions are being evaluated through the NEPA process. Such early actions would take place under a voluntary administrative order on consent (“AOC”) under CERCLA that would afford legal certainty for MGII in performing any approved actions. Pursuant to a process that was agreed to late last year, drafts of the AOC and work plans for such early actions are currently under review by the Environmental Protection Agency (“EPA”), Idaho Department of Environmental Quality (“IDEQ”), Shoshone-Bannock Tribes, and USFS. An ancillary outcome of the AOC would be the opportunity to request the court for a stay, or to dismiss, the Clean Water Act litigation (see news release dated December 4, 2019). Under CERCLA and case law precedent, a Federal court has no jurisdiction over a pending Clean Water Act case where an AOC addresses both the same site and the same goals of the pending lawsuit. Midas Gold continues to believe that the optimum solution for the site is for all stakeholders to work together to implement the comprehensive and permanent reclamation and restoration of the numerous legacy issues around the site, funded through cash flow from the redevelopment of the site as a modern mining operation. These early actions offer a concrete example of what such collaborative discussions can yield.

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CRITICAL ACCOUNTING ESTIMATES AND POLICIES

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results.

Accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical estimates used in the preparation of these consolidated financial statements include, among others, the useful lives of buildings and equipment, valuation of assets, valuation of share based compensation, warrant and Convertible Note Derivatives, mineral resource estimates and the recoverable amount of exploration and evaluation expenditures.

Accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. Critical accounting judgments include the accounting for its exploration and evaluation assets, recognition of deferred tax assets or liabilities, functional currency, fair value of the Convertible Note Derivative, expected economic lives of and the estimated future operating results and net cash flows from buildings and equipment and exploration and evaluation assets.

FINANCIAL INSTRUMENTS

The Corporation’s cash balance increased from $17,504,622 million at December 31, 2019 to $45,415,134 at March 31, 2020 as a result of the issuance of the 2020 Convertible Notes during March, partially offset by expenditures during the period. There have been no other significant changes in the Corporation’s financial instruments since December 31, 2019, with the exception of the warrant derivative and the change in fair value of the Convertible Note Derivative, which are discussed in Results of Operations.

OUTSTANDING SHARE DATA

	May 12, 2020	March 31, 2020
Common shares issued and outstanding	271,693,656	271,541,996
Options outstanding	23,266,000	23,003,500
Warrants outstanding	2,000,000	2,000,000
Shares issuable on conversion of Convertible Notes	243,211,305	243,211,305
Total	540,170,961	539,756,801

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DISCLOSURE CONTROL AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation’s management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has designed disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

DC&P are designed to provide reasonable assurance that material information relating to the Corporation is made known to the CEO and CFO during the reporting period and the information required to be disclosed by the Corporation is recorded, processed, summarized and reported in a timely and appropriate manner. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with international financial reporting standards. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed and operated, they may not prevent or detect misstatements on a timely basis.

The Corporation’s management, under the supervision of the CEO and CFO, has evaluated the design effectiveness of its DC&P and ICFR and concluded that, as of March 31, 2020, they are effective in providing reasonable assurance regarding required disclosures and the reliability of external financial reporting.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

National Instrument 52-109 also requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No changes were made to the Corporation's ICFR in the three months ended March 31, 2020 which have materially affected, or are reasonably likely to materially affect, ICFR.

EXTRACTIVE SECTOR TRANSPARENCY MEASURE ACT – REPORTING

In accordance with Canada’s Extractive Sector Transparency Measures Act (the “Act”) that was enacted on December 16, 2014 and brought into force on June 1, 2015, that is intended to contribute to global efforts to increase transparency and deter corruption in the extractive sector.  Midas Gold reports that for the three months ended March 31, 2020, it has made payments of fees and taxes, as defined by the Act, of US$99,965, to the government entities of the below.  The Act only requires payments greater than C$100,000 to be reported and the Corporation will follow these requirements, however the below is provided for additional transparency.

Quarter	Payee	Details	Amount
2020 Q1	Idaho Department of Lands	Reimbursement of expenditures related to water quality testing at the Stibnite Gold Project	$48,365

	Shoshone-Bannock Tribes	Shoshone-Bannock Tribes Ethnographic Study	$45,000

	Idaho Department of Environmental Quality (“IDEQ”)	Reimbursement of expenditures related to on going IDEQ permitting	$6,600
	Total		$99,965

USE OF PROCEEDS

The Company’s news release dated March 17, 2020 stated that the US$35 million proceeds raised in the issuance of the 2020 Notes would be used for permitting and feasibility studies for the Stibnite Gold Project and for working capital and general corporate purposes. Since the issuance of the 2020 Notes until March 31, 2020, the Corporation used the proceeds from the 2020 Notes and working capital that was previously available to advance permitting and a feasibility study for the Project.

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RISKS AND UNCERTAINTIES

Midas Gold is subject to a number of significant risks due to the nature of its business and the present stage of its business development. Only those persons who can bear risk of the entire loss of their investment should invest in the Corporation’s common shares, convertible debentures, warrants, options or other securities.

Midas Gold’s failure to successfully address such risks and uncertainties could have a material adverse effect on its business, financial condition and/or results of operations, and the future trading price of its common shares may decline and investors may lose all or part of their investment. Midas Gold cannot give assurance that it will successfully address these risks or other unknown risks that may affect its business. Estimates of mineral resources and mineral reserves are inherently forward-looking statements subject to error. Although mineral resource and mineral reserve estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

Below is a brief summary of some of Midas Gold’s risks and uncertainties. These risk factors are not a definitive list of all risk factors associated with an investment in the common shares of Midas Gold or in connection with the Corporation’s operations.

Industry Risks

•	Metal prices have fluctuated widely in the past and are expected to continue to do so in the future, which may adversely affect the amount of revenues derived from the future production of mineral reserves.
•	Global financial markets can have a profound impact on the global economy in general and on the mining industry in particular.
•	Mineral exploration and development in the United States is subject to numerous regulatory requirements on land use.
•	Longstanding legal certainty about The 1872 Mining Law is being challenged in Federal Court.
•	Resource exploration and development is a high risk, speculative business.
•	Mineral exploration and development is subject to numerous industry operating hazards and risks, many of which are beyond Midas Gold’s control and any one of which may have an adverse effect on its financial condition and operations.
•	Mineral exploration and development activities are subject to geologic uncertainty and inherent variability.
•	The quantification of mineral resources and mineral reserves is based on estimates and is subject to great uncertainty.
•	Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects.

The Corporation’s Risks

•	Midas Gold will need to raise additional capital through the sale of its securities or other interests, resulting in potential for significant dilution to the existing shareholders and, if such funding is not available, Midas Gold’s operations would be adversely affected.
•	Midas Gold has an obligation to repay the outstanding principal under the Convertible Notes issued in March 2016 and the Convertible Notes issued in March 2020 by the seventh anniversary of their issuance unless previously converted into shares; on or before that date Midas Gold either needs to have arranged sufficient funding to repay the outstanding principal or to have converted the notes into common share in accordance with the terms of the Convertible Notes.
•	Future sales of Midas Gold’s common shares into the public market by holders of Midas Gold options and warrants may lower the market price, which may result in losses to Midas Gold’s shareholders.
•	Midas Gold is subject to numerous government regulations which could cause delays in carrying out its operations, and increase costs related to its business.

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•	Midas Gold is currently undertaking an extensive permitting process for the redevelopment and restoration of the Stibnite Gold Project and the timeframes for such processes are not fixed and can take significantly longer than expected.
•	Midas Gold’s current and future permits to conduct activities at the Stibnite Gold Project could be challenged during regulatory processes or in the courts by third parties and such challenges may delay or prevent the Corporation from meeting its objectives.
•	Midas Gold may face opposition from environmental non-governmental organizations (“NGOs”), Indian tribes or other stakeholders that may delay or interfere with the regulatory process for the development of the Project.
•	The Nez Perce Tribe has filed a complaint against Midas Gold under the Clean Water Act that the Company is vigorously defending. If successful, this litigation could act to delay the Project.
•	Midas Gold has not completed an environmental impact statement, nor has it received the necessary permits for water or explosives to conduct mining operations.
•	Midas Gold’s activities are subject to environmental liability.
•	Midas Gold faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and Midas Gold may not be able to effectively compete.
•	Midas Gold’s future exploration and development efforts may be unsuccessful.
•	Midas Gold’s mineral resource and mineral reserve estimates may not be indicative of the actual gold that can be mined.
•	Midas Gold has a limited history as an exploration company and does not have any experience in putting a mining project into production.
•	Midas Gold expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of Midas Gold’s common shares to decline.
•	Midas Gold has negative cash flow from operating activities.
•	Midas Gold’s title to its mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.
•	Midas Gold’s ability to explore and, if warranted, develop its mineral claims may be impacted by litigation or consent decrees entered into by previous owners of mineral rights that now comprise the Project, related to disturbance related to past mining and exploration activities.
•	Midas Gold depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance.
•	Midas Gold does not have a full staff of technical people and relies upon outside consultants to provide critical services.
•	Certain Midas Gold directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts.
•	Midas Gold has no history of paying dividends, does not expect to pay dividends in the immediate future and may never pay dividends.
•	Midas Gold’s business involves risks for which Midas Gold may not be adequately insured, if it is insured at all.
•	A shortage of supplies and equipment could adversely affect Midas Gold’s ability to operate its business.
•	A cyber security incident could adversely affect Midas Gold’s ability to operate its business.
•	It may be difficult to anticipate the effects of COVID-19 to the Corporation.

CAUTIONARY NOTE IN RESPECT OF MINERAL RESOURCES AND MINERAL RESERVES

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. The Project mineral resource estimates include inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

The mineral resources and mineral reserves at the Project are contained within areas that have seen extensive disturbance resulting from prior mining activities. For Midas Gold to advance its interests at the Stibnite site, the Project will be subject to a number of Federal, State and local laws and regulations and will require permits to conduct its activities. However, Midas Gold is not aware of any environmental, permitting, legal or other reasons that would prevent it from advancing the Project.

This MD&A and the mineral resource and mineral reserve estimates referenced in this MD&A are reported in accordance with the requirements under Canadian securities laws, namely National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), which differ from the requirements under U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements under the U.S. Securities and Exchange Commission (“SEC”) Industry Guide 7. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade, without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Midas Gold is not a SEC registered Corporation nor are any of its subsidiaries.

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